Daniel E. Baron, Esq.
c/o Outside Counsel Solutions, Inc.
1430 Broadway Suite 1615
New York, NY 10018
(646) 328-0782

VIA EDGAR
November 10, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	US SolarTech, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed November 10, 2009
File No. 333-157805

Ladies and Gentlemen,

Set forth below are the responses of US SolarTech, Inc., (the “Company”) to the comments contained in the letter (the “Comment Letter”) of the staff of the U.S. Securities and Exchange Commission (the “Staff”), dated November 9, 2009, with respect to the Company’s Registration Statement on Form S-1, originally filed April 14, 2009, File No. 333-157805, as amended by Pre-Effective Amendment No. 1 filed on March 9, 2009, Pre-Effective Amendment No. 2 to the Registration Statement filed on August 10, 2009, Pre-Effective Amendment No. 3 to the Registration Statement filed on September 10, 2009, Pre-Effective Amendment No. 4 to the Registration Statement filed on October 13, 2009, Pre-Effective Amendment No. 5 to the Registration Statement filed on October 26, 2009, and Pre-Effective Amendment No.6 to the Registration Statement being filed simultaneously with the transmission of this letter (the “Registration Statement”).

For the Staff’s convenience, the paragraphs below restate the Staff’s comments and contain the Company’s responses.

June 30 Unaudited Interim Financial Statements, page F-1

1.
Please revise to disclose the date through which subsequent events were evaluated in connection with the interim financial statements. Refer to paragraph 855-10-50-1 of the FASB Accounting Standards Codification.

The Company has revised the Registration Statement in accordance with the Staff’s comment and added the appropriate disclosure on page F-5 in the financial statements included in the Registration Statement.

Exhibit 5.1

2.
The opinion that you file to satisfy your obligations under Item 601(b)(5) of Regulation S-K may not assume any of the material facts underlying the opinion or facts that are readily ascertainable.  In this regard, we note the last sentence of the fourth paragraph of the exhibit.  Please file a revised opinion.

The last sentence of the fourth paragraph of the opinion has been removed in accordance with the Staff’s comment.

3.
We note the reference in the fifth paragraph of the exhibit to the corporate laws of the State of Delaware.  Please have your counsel confirm to us that their reference includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws in effect.

The opinion has been revised to clarify that it includes statutory provisions, applicable constitution provisions and case law, in accordance with the Staff’s comment.

4.
It is our understanding, based on responses to prior comments, that all shares being registered are currently issued and outstanding and that no shares included in this registration statement are issuable upon conversion or exercise.  Please revise the prospectus cover page or prospectus summary to so state.  Also revise your opinion to remove the penultimate paragraph since it is inapplicable to this offering.

The last version of the Registration Statement actually included registration of a total of 9,959 shares of the Company’s common stock, par value $.0001 per share (“Common Stock”) which have not yet been issued. Those shares were part of 228,007 shares of Common Stock issuable to Steve Phillips upon conversion of a $342,010 receivable from the Company.  The arrangement is disclosed on page 32 of the Registration Statement under the heading “Agreement Concerning Conversion of Existing Payable to Executive Officers.”

In order to simplify matters and consistent with conversations with the Staff on November 10, 2009, the Company has decided to remove those 9,959 shares from the Common Stock being registered for resale by Mr. Phillips, but to increase the number of Shares offered for resale by CSP Associates LLC (“CSP”), an entity controlled by Mr. Phillips and his wife and over which he claims beneficial ownership, by the same amount.  CSP owns a total of 2,403,374 shares of Common Stock which it received upon conversion as of January 1, 2009 of CSP’s membership interest in Silica Tech Holdings, LLC into shares of Common Stock.  All 2,403,374 of those shares were originally included for resale under the Registration Statement, but the Company reduced the number of shares of Common Stock offered for resale by certain affiliates of the Company in response to the Staff’s concern that the offering resembled a primary offering by the Company.

By moving 9,559 shares from Steven Phillips to CSP, Mr. Phillips is effectively offering the same number of shares beneficially owned by him and there is no change in the net amount of shares offered for resale in connection with the Registration Statement.

We believe that the only changes required to reflect the foregoing are those shown under Steven Phillips and CSP in the Selling Stockholder table.  All the shares owned by Mr. Phillips, CSP, and the shares issuable upon Mr. Phillips’ conversion of the $342,010 receivable above are already reflected as beneficially owned by Mr. Phillips (since he can acquire them within 60 days) throughout the Registration Statement where applicable and are included under Mr. Phillips’ ownership in the Principal Stockholder table on page 49 of the Registration Statement.

In accordance with the reallocation above, the Company has indicated on the prospectus cover page and in the summary of under the heading “The Offering” that all shares of Common Stock offered for resale have already been issued and are outstanding.  The opinion has similarly been modified to delete any reference to unissued shares.

The Company appreciates the Staff’s prompt attention to the matter.  I can be reached at (646) 328-0782 or at daniel.baron@outsidecounsel.net should you wish to discuss any of the foregoing.

Sincerely,

/s/ Daniel E. Baron, Esq.

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